

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

<u>Via E-mail</u>
I. Andrew Weeraratne
Chief Executive Officer
Natural Gas Fueling and Conversion Inc.
7135 Collins Avenue, No. 624
Miami Beach, FL 33141

      Re: Natural Gas Fueling and Conversion Inc.
              Registration Statement on Form S-1
              Filed November 27, 2013
              File No. 333-192590

Dear Mr. Weeraratne:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

  In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

- your disclosure indicates that you are a development stage company issuing penny stock;

- you do not appear to have an office or place of business other than that provided by your Chief Executive Officer;

- you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

- you have a net loss of $15,100 to date and you have not generated any revenues to date;

- you have assets consisting only of cash; and

- your registration statement contains very general disclosure related to the nature of your business and your business plan.

  In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

4. It appears that you are a shell company as defined by Rule 405 under the Securities Act of 1933, as amended. Accordingly, please revise your registration statement as follows:

   - Please disclose on the prospectus cover page that you are a shell company and also disclose that consequently the purchase of your stock would likely be an illiquid investment. Please provide similar disclosure in the prospectus summary.

   - Please revise your prospectus to disclose the risks to your company associated with the fact that you are a shell company, including the potential reduced liquidity of your securities, the restrictions on your ability to utilize registration statements on Form S-8, and the limitations on the ability of your security holders to use Rule 144 under the Securities Act of 1933, as amended. In revising your prospectus, please include a risk factor addressing your shell company status.

Prospectus Cover Page

5. Please disclose the *net* proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares being offered (emphasis added). Please also clearly state that there is no guarantee that you will receive any proceeds from this offering. Please refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 1

About us, page 1

6. Please disclose in this section, as you indicate elsewhere in your prospectus, that you plan to first open three initial combined gasoline and NG fueling service stations and factories to retrofit vehicles to run on NG, and that you may begin operations by constructing such facilities or by attempting to purchase existing facilities.

7. We note your statement that "[your] primary business is to construct, own and operate combined gasoline, diesel and liquefied natural gas (LNG), and compressed natural gas (CNG), vehicle fueling and service stations in the United States along with garages to retrofit gasoline and diesel driven vehicles . . . ." Please revise here, and throughout your registration statement, to clarify that you *plan* to engage in such activities, as it does not appear that you have yet commenced operations or generated any revenue. We also note your disclosure on page 34 that "[you] operate [y]our vehicle conversion division in joint venture with HJT who is the majority shareholder of HFSD." Please clarify that you *plan* to operate your vehicle conversion division with HJT, as it does not appear that you currently operate such business.

8. In an appropriate place in your prospectus, please provide additional detail regarding your planned joint venture relationship with HJT, including any anticipated costs to you of such agreement. In this regard, we note that the Agreement provides that you will pay to HJT a fee for the services that HJT will provide to you. Please also include disclosure in the Certain Relationships and Related Party Transactions section, as applicable.

Summary of the Offering, page 2

9. Please disclose in the "Gross Proceeds and Net Proceeds" section the fact that there is no guarantee that you will receive any proceeds from the offering, and include the net proceeds that you may receive from this offering assuming the sale of 25%, 50%, and 75% of the shares being offered.

Common Stock Outstanding Prior to the Offering, page 2

10. Please also disclose in this section that you have 7,000,000 shares of Class B common stock outstanding, and the voting preference granted to holders of Class B common stock.

Risk Factors, page 4

Risks Related to our Common Stock, page 8

Our majority stockholder owns 4,000,000 shares of our Class A . . . ., page 8

11. Please also discuss in this risk factor, or in a separate risk factor, the actions that you have agreed not to take without the prior written consent of the holders of a majority of the voting power of the then outstanding Class B common stock, which you discuss on page 12.

A DTC "chill" on the electronic clearing of trades . . . ., page 10

12. Please also discuss in this risk factor, or in a separate risk factor, the "penny stock" regulations that you discuss on pages 36-37, or tell us why you do not believe you should do so.

Use of Proceeds, page 13

13. Please disclose the order of priority of each individual use of proceeds in any scenario in which less than all of the securities to be offered are sold. If the order of priority is the order in which the uses are listed in the table on page 18, please so state. Please refer to Instruction 1 to Item 504 of Regulation S-K.

14. You disclose in footnote (2) that the estimated cost of building or acquiring a gasoline and diesel fueling service station along with a convenience store will approximate $2.5 million, that the additional cost to add LNG and CNC storage and dispensers is estimated at $3.8 million and that adding a vehicle retrofitting garage is estimated at $2 million. As such it appears that the total estimated costs of each facility would approximate $6.3 million versus your disclosure of $5.8 million and with the addition of retrofitting garages would increase to $8.3 million. We also note your disclosure in management's discussion and analysis of financial statements and results of operations which contain similar disclosures. It appears that the total estimated cost to construct or acquire each combined gasoline and diesel fuel station along with a convenience store, adding NG fueling capabilities and adding a vehicle retrofitting garage disclosed in footnote (2) excludes the estimated cost of building or acquiring the gasoline and diesel service station. In addition, it appears that the estimated costs to acquire three existing gasoline and diesel combined stations and adding NG fueling capabilities along with garages to retrofit vehicles to run on NG disclosed in "Plan of Operation" on page 17 excludes the estimated cost of acquiring the gasoline and diesel service stations. Please revise to clarify these disclosures or explain to us why the total estimated cost of $5.8 million per combined gasoline and NG station or $17.4 million for three combined gasoline and NG stations is correct.

15. We note your disclosure on page 16 that one of the activities that you have accomplished is that you have "[l]ocated 3 existing gasoline stations to acquire and expand to add NG fueling." Accordingly, please provide the disclosure required by Instruction 5 and Instruction 6 to Item 504 of Regulation S-K, as applicable.

Dilution, page 15

16. We note you calculated dilution based on the net tangible book value per share of common stock as of November 26, 2013. Please revise to compute dilution based on the net tangible book value per share of common stock as of October 31, 2013, the most recent balance sheet included in the filing.

Management's Discussion and Analysis of Financial Statements and Results of Operations, page 16

Overview, page 16

17. Please include a discussion of the economic or industry-wide factors relevant to your proposed business operations, inform readers about how you plan to earn revenues and income and generate cash, the anticipated locations of your operations and provide insight into material opportunities, challenges and risks on which management are most focused for both the short term and long term as well as the actions they are taking to address such opportunities, challenges and risks. In addition, please enhance your discussion to disclose or discuss in more detail:

- The going concern opinion rendered by your independent registered accounting firm;

- Any known trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income from continuing operations; and

- Any material commitments for capital expenditures.

Plan of Operation, page 16

18. We note your disclosure on page 17 regarding your schedule for completing the activities necessary to commence operations. Please also disclose the cumulative time that you expect each activity to take. For example, if you believe that reviewing or setting up accounting systems and control procedures will take approximately 15 days after you acquire an existing gasoline or diesel fueling station, please state clearly that you expect such activity to be complete 45 days after the availability of any necessary capital.

Liquidity and Capital Resources, page 17

19. We note that your auditors have issued a going concern opinion and, at the current expense rate from October 2013, you lack sufficient cash to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month and the period of time that available cash can sustain your current operations.

20. Because your offering is being conducted on a "best-efforts" basis, there is no guarantee that you will raise 100% of the proceeds from this offering, or any proceeds at all. Please discuss your plans to satisfy your liquidity needs and meet your development goals in the next 12 months under the offering scenarios discussed elsewhere in your filing. For example, please revise your disclosure to discuss your estimated operating expenses if you raise 25%, 50%, and 75% of the total offering proceeds.

21. Please expand your disclosure here and in the footnotes to your audited financial statements to indicate whether or not you have any written or oral commitments from stockholders, directors or officers to provide you with any forms of cash advances, loans or other sources of liquidity to meet your working capital and short-term or long-term financial plans.

Business, page 19

22. Please provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K, as it pertains to the patented Gas Intelligent Electric Control System to which you refer on page 1. Please also discuss in greater detail your ability to use such technology patented by HJT.

23. We note references in this section and throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, we note your references to the U.S. Department of Energy's Energy Information Administration, Cummins Westport, Deere & Company, and the EPA. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

Environmental Conditions and NG Consumption, page 21

24. To the extent known, please identify the emerging nations in which you plan to expand your prospective operations.

Management, page 30

25. Please disclose the names of the private investment partnerships that Mr. Weeraratne manages on a full time basis. Please refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 34

26. We note your disclosure on pages 45-46 and on page 48 regarding shares issued to your founders and initial directors and executive officers. Please revise this section to include all disclosure required by Item 404(a) and Item 404(c) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 39

27. Your independent accountant's report should indicate that you are in the development stage. Please have your accountant revise its report to indicate that you are a development stage company.

Notes to Financial Statements, page 44

Note 2 – Significant Accounting Policies, page 44

General

28. We note your major shareholder and some of your directors are also significant
shareholders and directors of HFSD. Please tell us the ownership structure of HFSD and
your consideration of the consolidation guidance in ASC 810-10-25 regarding
noncontrolling rights and variable interest entities. Also, we understand that you have
entered into a preliminary joint venture agreement with HJT. Please revise your
disclosure to clarify that the agreement is preliminary, and describe the terms of the
preliminary joint venture agreement.

Development Stage, page 45

29. It appears that your reference to U.S. Securities & Exchange Commission Exchange Act
7 is incorrect. Please advise.

Note 4 – Equity, page 45

30. We note your disclosure that you sold 500,000 shares of Class A common stock in
connection with the private offering as of October 31, 2014. However, the Statement of
Stockholders' Equity indicates that you sold 5 million shares. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara Ransom
Assistant Director

cc: Sunny J. Barkats